RAINBOW HILL PROJECT – OPTION AGREEMENT

DATED:               AUGUST 28TH, 2003

BETWEEN:

CANALASKA VENTURES LTD. AND CANALASKA RESOURCES LTD. USA

AND

FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY INC. USA

RAINBOW HILL PROJECT

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made as of the 28th day of August, 2003

BETWEEN:

CANALASKA VENTURES LTD, a  company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3 AND CANALASKA RESOURCES LTD. USA   a company duly incorporated pursuant to the laws of Nevada and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter collectively referred to as the “Optionor”)

OF THE FIRST PART

AND:

FREEGOLD VENTURES LIMITED, a  company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3 AND FREEGOLD RECOVERY  INC. USA,   a company duly incorporated pursuant to the laws of Nevada and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter referred to as “ITF”)

OF THE SECOND PART

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral claims situated in central Alaska, United States of America and more particularly described in Schedule “A” attached hereto and made a part of this Option Agreement (hereinafter collectively called the “Property).

AND WHEREAS the Optionor has agreed to grant to ITF an option to acquire up to a sixty five (65%) per cent interest in and to the Property;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the payment of $10.00, the prior receipt and sufficiency of which is hereby acknowledged by the Optionor and subject to the terms and conditions hereafter set forth, the Optionor and ITF (hereinafter collectively referred to as the “Parties”) hereto agree as follows:

1.

GRANT OF OPTION

1.01

The Optionor hereby grants to ITF the exclusive right and option (the “Option”) to acquire a 50% undivided interest in and to the Property by ITF by making the following share issunces

SHARES

Within 5 days regulatory approval of this Option Agreement	50,000

On or before the 1st Anniversary of the approval date of this Option Agreement	50,000
On or before the 2nd Anniversary of the approval date of this Option Agreement	50,000

On or before the 3rd Anniversary of the approval date of this Option Agreement	50,000

On or before the 4th Anniversary of the approval date of this Option Agreement	50,000

On or before the 5th Anniversary of the approval date of this Option Agreement	50,000

TOTAL SHARE PAYMENTS	300,000

 This Agreement including the above share payments, is subject to ITF receiving regulatory approval.

1.02

ITF will also make the following cash payments.

CASH

On Execution	$10,000

On or before December 31st, 2003	$20,000

On or before December 31st, 2004	$30,000

On or before December 31st, 2005	$50,000

On or before December 31st, 2006	$50,000

TOTAL CASH PAYMENTS	$160,000

All references to currency in this Agreement are in US $, unless expressly referred to as otherwise.

1.04

ITF is also required to complete the following Exploration Expenditures on the Property in order to exercise the Option:

On or before December 31st, 2003	$10,000

On or before December 31st, 2004	$150,000

On or before December 31st, 2005	$250,000

On or before December 31st, 2006	$450,000

On or before December 31st, 2007	$550,000

On or before December 31st, 2008	$590,000

Aggregate of $2 Million by December 31st, 2008

ITF is responsible for the payment of the annual rents due on the Property. These rental payments shall be made on or before August 1st and such amounts shall be deemed to eligible Exploration Expenditures.

1.05

In this Option Agreement, “Exploration Expenditures” means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and development and rehabilitation of the Property and includes all costs required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated including rental payments and an overhead charge of 10% applied to all other costs and expenditures.

2.

OPTION ONLY

2.01

This Option Agreement represents an option only and ITF is under no obligation to the Optionor to make any payments or issue any shares other that the $10,000 payment due on signing and issuance of 50,000 due within 5 days of ITF having received regulatory approval. In addition ITF shall be responsible for the 2004 BLM payments.

3.

EXERCISE OF OPTION AND NET SMELTER RETURNS ROYALTY

3.01

ITF shall have exercised the Option and shall have earned and acquired a 50% interest in and to the Property by having subscribed in the amount of an aggregate total of issued an aggregate of 300,000 shares in the capital of ITF and by having made the Optionor the cash payments and completed the exploration expenditures in sections 1.02 and 1.03.  Upon vesting with a 50% interest ITF may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 2 years of having vested. Upon vesting with a 60% interest ITF may elect within 90 days to earn a 65% interest in the property by placing the property into Commercial Production within 2 years from the date of completing a positive feasibility study. In the event that the bankable feasibility study indicates an IRR in excess of 15%  ITF agrees to make cash payments in the amount of $250,000 per year for each year the project is delayed from being placed into Commercial Production.

3.02

ITF shall be under no obligation whatsoever to place the Property into Commercial Production and in the event it is placed into Commercial Production, ITF shall have the right, at any time, to curtail or suspend such operation as it, in its sole and absolute discretion, may determine.

4.

TRANSFER OF TITLE

4.01

Following the exercise of the Option by ITF the Optionor shall transfer the relevant interest in the Property to ITF and provide to ITF documentation to that effect within 30 days of ITF requesting the transfer in writing.

5.

AREA OF INTEREST

5.01

The Area of Interest is defined as the Area within 5 miles of the perimeter of the current Property boundary. Acquisitions costs and property maintenance payments shall be borne at the expense of ITF.

6.

OPERATOR

6.01

ITF is the program Operator.  Programs and budgets will be approved at the sole discretion of the Operator.  A Management Committee comprising two (2) representatives from ITF and two (2) representatives from the Optionor will be formed on the execution of this Option Agreement. The Management Committee duties will include the approval of program budgets and property acquisitions/divestitures. Any budget overruns exceeding 10% of the Approved Budget shall be the responsibility of the Operator.

7.

RIGHT OF ENTRY

7.01

During the tenure of this Option Agreement and prior to the exercise of the Option, ITF, its servants, agents and workmen and any persons duly authorized by ITF,shall have the right of access to and from the Property and subject to paragraph 12.01 hereof, have the sole and exclusive right to enter upon and take possession of and prospect, explore, and develop the Property in such a manner as ITF in its sole discretion may deem advisable.

8.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

8.01

The Optionor hereby represents and warrants to ITF that:

a)

the Optionor is the recorded and beneficial owner of a 100% interest in and to the Property except for any native land claim issues which may arise affecting the title and ownership of the Property;

b)

to the best of the Optionor’s knowledge there are no environmental liabilities currently associated with the property.

c)

to the best of the Optionor’s knowledge, the Claims comprising the Property have been validly located and are now duly recorded and in good standing in accordance with the laws in effect of the jurisdiction in which the Claims are situated;

d)

the entering into this Option Agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is party or by which its bound;

e)

the Optionor has the exclusive right to enter into this Option Agreement and all necessary authority to assign to ITF a 65% undivided right, title and interest in and to the Property in accordance with the terms and conditions of this Option Agreement;

f)

the Optionor currently has the exclusive right to receive 100% of the proceeds from the sale of minerals, metals, ores or concentrates removed from the Property;

g)

other than as disclosed in this Option Agreement, the Property is free and clear of all liens and encumbrances:

h)

the Optionor has advised, and provided to ITF all technical information relating to the mineral and economic development potential of the Property of which the Optionor has knowledge and access to.

8.02

The representations and warranties hereinbefore set out are conditions upon which ITF has relied on entering into this Option Agreement and shall survive the exercise of the Option and the Optionor hereby forever indemnifies and saves ITF harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

9.

REPRESENTATIONS AND WARRANTIES OF ITF

9.01

ITF represents and warrants to the Optionor that:

a)

it has full corporate power and authority to enter into this Option Agreement; and

b)

the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

9.02

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Option Agreement and shall survive the exercise of the Option and ITF hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

10.

COVENANTS OF OPTIONOR

10.01

The Optionor hereby covenants with and to ITF that:

a)

it will, within 15 days of the execution and delivery of this Option Agreement, provide ITF with all technical data in its possession or over which it has control relating to the Optionor’s or any other parties current and previous exploration activities on and in the vicinity of the Property; and

b)

until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of ITF to become absolutely vested in its undivided interest in and to the Property, free and clear of all liens, charges and encumbrances.

11.

COVENANTS OF ITF

11.01

ITF covenants and agrees with the Optionor that until the Option is exercised or otherwise terminates:

a)

ITF shall carry out and record or cause to be carried out all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

b)

ITF shall carry on all operations on the Property in a good and miner-like manner and in compliance with all state, provincial and federal laws;

c)

ITF shall, upon termination of this Option Agreement, leave the Property in a safe condition in compliance with environmental laws, safety laws, and Mining Act rules and regulations at that time;

d)

ITF shall allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property at all reasonable times and upon giving ITF not less than 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and ITF shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

e)

ITF shall allow the Optionor access at all reasonable times to all factual maps, reports, assay results, metallurgical or mineral processing data and other factual technical data prepared or obtained by ITF in connection with its operations on the Property; and

f)

ITF shall provide the Optionor with summary technical reports and an annual written report, with respect to its exploration of the Property and shall provide to Optionor copies of any and all documents filed by ITF relating to assessment filing on the Property.

12.

TERMINATION

12.01

This Option Agreement shall terminate upon ITF, not being at the time in default under any provision of this Option Agreement, giving thirty (30) days written notice to the Optionor of termination.

12.02

Notwithstanding paragraph 12.01, if ITF fails to make any payment or fails to do anything on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement but only if:

a)

it shall first have given to ITF a written notice of failure containing particulars of the payment which ITF has not made or the act which ITF has not performed; and

b)

ITF has not, within 30 days following delivery of such notice, commenced proceedings to cure such failure by appropriate payment or performance (ITF hereby agreeing that should it so commence to cure any failure it will prosecute the same to its completion without undue delay within 60 days subject to Unavoidable Delays – (Article 16)

Should ITF fail to comply with the provisions of sub-paragraph 12.02(b), the Optionor may thereafter terminate this Option Agreement by written notice to ITF.

12.03

Upon termination of this Option Agreement, other than by way of ITF having vested with an interest in and to the Property, ITF shall turn over to the Optionor copies of all factual maps, reports, assay results and other factual data and documentation in its possession in connection with its operations on the Property.

12.04

Upon the termination of this Option Agreement, other than by way of ITF N having earned an interest in and to the Property, ITF forfeits any and all interest in and to the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations which theretofore should have been performed, which obligations shall include mandated environmental and safety regulations on the Property.

12.05

Upon the termination of this Option Agreement, other than by way of ITF having earned an interest in and to the Property, ITF shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of one (1) year thereafter for the purpose of removing its chattels, machinery, equipment and fixtures therefrom.  Any such property not removed by ITF within one (1) year following termination shall become the property of the Optionor, provided such property is not that of a third party, or of ITF and subject to a clean-up or site restoration order or requirement.

13.

INDEPENDENT ACTIVITIES

13.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and received the full benefit of any and all business endeavors of any sort whatsoever, whether or not competitive with the endeavors contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavors within the general scope of the endeavors contemplated herein.  The legal doctrines of “corporate opportunity” sometimes applied to persons engaged in a joint venture of having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Area of Interest; and

b)

the erection of any mining plant, mill, smelter or refinery, processing plant or industrial operation, located outside the Area of Interest, whether or not such mining plan, mill, smelter or refinery, processing plant or industrial operation treats or utilizes in any manner whatsoever, the metals, minerals, ores or concentrates from the Property.

14.

CONFIDENTIALITY OF INFORMATION

14.01

The Parties hereto shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential.  While this Option Agreement is in effect, ITF may in its sole discretion make periodic press releases relating to its progress on the Property and will submit these to the Optionor at least 24 hours prior to release for comment and recommendations.

15.

ASSIGNMENT

15.01

ITF may assign any of its rights and obligations under this Option Agreement at any time provided the Optionor’s rights are not diminished in any manner. ITF may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of ITF’s obligations under this Option Agreement.  ITF may accelerate its cash / share and exploration expenditures in order to vest earlier with an interest.  In the event a Major elects to participate in the Project, and subsequently vests with an interest in the property the Optionor and ITF will contribute to this interest in proportion to their existing interests at this time however, the Major must expend  a minimum of US $4 million within 4 years on the Property in order to vest with  50% interest. The Major may earn 55% by completing a feasibility study, and 60% by placing the project into Commercial Production In the event that a Major elects to participate in the Project before ITF vests with a 50% interest, ITF will issue up to 1 million shares to the Optionor, if Major enters the Project before ITF has expended US $1 million, according to the following schedule.

On signing with Major

333,333 shares.

If the Major elects to Year 2

333,333 shares

If the Major elects to Year 3

333,333 shares

In the event that a Major elects to participate in the Project before ITF vests with a 50% interest,  and after ITF expended US $1 million but has not expended $2 million, ITF will issue up to 750,000 shares to the Optionor, according to the following schedule

On signing with Major

250,000 shares.

If the Major elects to Year 2

250,000 shares

If the Major elects to Year 3

250,000 shares

The shares will be issued at a price equivalent to the volume weighted 5 day average price preceeding the Major’s vesting date.

16.

UNAVOIDABLE DELAYS

16.01

If any party should be delayed in or prevented from performing any of the terms, covenants, or conditions of this Option Agreement (other than the issuance of shares as set forth in Article 1 hereof) by reason of a cause beyond the control of such party, including floods, fires, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulations or interference, including but without limiting or restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party’s control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition, of this Option Agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give notice forthwith following the date that such cause ceased to subsist.

17.

ARBITRATION

17.01

If there is any dispute, disagreement or controversy (hereinafter collectively called a “Dispute”) between the Parties with respect to any matter arising under this Option Agreement or the construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof.

The selection of the arbitrator shall be governed by the following procedures:

a)

the party on one side of the Dispute shall inform the other party by notice in writing of the names of three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute; and

b)

the other party shall, within seven days of the receipt of the notice, inform the party on the other side of the Dispute the name of one of the so noted persons that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (British Columbia) and the decision of the arbitrator shall be made within 30 days following his being named, shall be based exclusively on the advancement of exploration, development and production work on the Property and not on the financial circumstances of the Parties.  The costs of arbitration shall be borne equally by the Parties to the Dispute unless otherwise determined by the Arbitrator in the award.

18.

REGULATORY APPROVALS AND CONDITIONS PRECEDENT

18.01

The Parties agree and acknowledge that the terms of this Option Agreement  are subject to regulatory approval.

19.

NOTICES

19.01

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently give if expressly delivered by commercial courier service or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission, addressed as follows:

In case of the Optionor:

The President: CanAlaska Ventures Ltd.

Attention:

Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

In case of ITF:

The President:

Freegold Ventures Limited

Attention: Colin Bird

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

And any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered by commercial courier service, when delivered, or if mailed, on the tenth business day following the date of mailing, or if telegraphed, telexed or sent by facsimile or electronic transmission, on the next succeeding day following the telegraphing, telexing, facsimile or electronic transmission thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been give only as of the date of actual delivery of the same.  Any party may, from time to time by notice in writing, change its address for the purpose of this paragraph.

20.

JOINT VENTURE

Upon ITF vesting with a 50% interest, the participants will automatically enter into a JV Agreement and will execute a joint venture agreement within 45 days of vesting, in the general form of a Rocky Mountain Mining Law Foundation Form 5A Draft Agreement.

21.

GENERAL TERMS AND CONDITIONS

21.01

Time shall be of the essence of this Option Agreement.

21.02

Any titles to the articles to this Option Agreement shall not be deemed to form part of this Option Agreement but shall be regarded as having been used for convenience of reference only.

21.03

The schedules to this Option Agreement shall be construed with and interpreted as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein.

21.04

Wherever the singular or masculine are used throughout this Option Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

21.05

The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances, assurances, instruments or other documents as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

21.06

This Option Agreement shall represent the entire agreement between the Parties with respect to the subject matter of this Option Agreement and replaces and expressly supersedes any previous understandings, communications or agreement, either verbal or written that the Parties may have had with respect to the subject matter of this Option Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

21.07

All reference to dollar amounts contained in this Option Agreement are references to Canadian funds unless expressly referred to as otherwise.

21.08

If any provision of this Option Agreement is unenforceable or invalid for any reason whatever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Option Agreement and such provisions shall be severable from the remainder of this Option Agreement.

21.09

This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and the Parties hereto agree to attorn to the courts of the Province of British Columbia for the resolution of any disputes arising out of this Option Agreement.

21.10

This Option Agreement shall enure to the benefit of and be binding upon the Parties hereto and their, and each of their, respective heirs, administrators, successors and assigns as the case may be.

IN WITNESS WHEREOF this Option Agreement has been executed by the Parties hereto as of the 28th day of August 2003.

CanAlaska Ventures Ltd

“Taryn Downing”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Taryn Downing, Director

_____________________________________

_____________________________

Print name and title

Print name

CanAlaska Resources Ltd. USA

“Taryn Downing”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Taryn Downing, Director

_____________________________________

_____________________________

Print name and title

Print name

Freegold Ventures Limited

“Harry Barr”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr, Chairman

_____________________________________

_____________________________

Print name and title

Print name

Freegold Recovery Inc. USA

“Harry Barr”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr, Chairman

_____________________________________

_____________________________

Print name and title

Print name

SCHEDULE “A”

0
.5
1 MILE
N
Rainbow Hill Project
Valdez Creek Mine Reclamation
Lucky Gulch Prospect
Lucky Top Prospect
Gold Hill Prospect
Lucky Saddle Prospect
Timberline Creek Adit
TMC Zone
Black Ck Mine
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